Exhibit 99.1
FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.                    NAME AND ADDRESS OF COMPANY

Pan American Silver Corp. (the “Company”)
1500 – 625 Howe Street
Vancouver, British Columbia  V6C 2T6

ITEM 2.                    DATE OF MATERIAL CHANGE

June 6, 2007

ITEM 3.                    NEWS RELEASE

A news release was issued by the Company on June 6, 2007 at Vancouver, British Columbia and distributed through the facilities of Prime News Wire.

ITEM 4.                    SUMMARY OF MATERIAL CHANGE

Pan American Silver Corp. announces it plans to proceed with a project to expand production at its San Vicente silver-zinc mine located near Potosi, Bolivia.

ITEM 5.                    FULL DESCRIPTION OF MATERIAL CHANGE

See attached News Release

ITEM 6.               RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis.

ITEM 7.                    OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.                    EXECUTIVE OFFICER

For further information, please contact:

Name:                               Robert Pirooz
Office:                                General Counsel
Telephone:                       (604) 687-0333

ITEM 9.                    DATE OF REPORT

DATED at Vancouver, British Columbia, this 6th day of June, 2007.

“Signed”

Robert Pirooz General Counsel

June 6, 2007                                                                                                        For Immediate Release

PAN AMERICAN SILVER PLANS
PRODUCTION EXPANSION AT SAN VICENTE MINE
(all amounts in $US dollars unless otherwise stated)

VANCOUVER, BRITISH COLUMBIA– Pan American Silver Corp. (“Pan American”)(PAAS: NASDAQ; PAA: TSX) today announces it plans to proceed with a project (the “Project”) to expand production at its San Vicente silver-zinc mine located near Potosi, Bolivia (“San Vicente”). The Project will include the construction of a new 750 tonnes per day processing facility, together with the related underground mine development necessary to achieve sustained production at this rate.

In connection with expanding production at San Vicente, Pan American has purchased Empresa Minera Unificada S.A.’s 40% interest in Pan American Silver (Bolivia) S.A. (“PASB”), the operating entity of San Vicente, for $9.0 million plus a 2% NSR payable only after Pan American has recovered its capital investment in the Project and only when the average price of silver in a given financial quarter is $9.00 per ounce or greater.  As a result of this purchase, Pan American has increased its ownership interest in PASB to 95%, with Trafigura Beheer B.V., an international commodities trading company, retaining its 5% minority interest.

Based on engineering studies conducted for the Project1, Pan American estimates that, once the Project is complete and the mine is operating at capacity, San Vicente should produce approximately 2.8 million ounces of silver annually, on a 100% basis, at an average cost of less than $2.00 per ounce, net of zinc byproduct credits, for the first five years of the operation.  Based on 100% of the mine’s proven and probable reserves of approximately 3.1 million tonnes2, San Vicente should have a 13 year mine life.  The Project should take 18-20 months to complete, at an estimated capital cost of approximately US$40.5 million, which includes a 10% allowance for unforeseen escalation in construction costs, in addition to a 15% contingency.

At price assumptions of $9.00 per ounce of silver and $2,100 per tonne of zinc, Pan American’s 95% share of the mine is expected to provide an undiscounted after-tax value of $64.8 million, generate an internal rate of return (“IRR”) of 26% and have a capital payback of 2.6 years.

At today’s silver and zinc prices, the IRR for the Project should increase substantially and the payback period will be significantly reduced.

Commenting on the expansion of San Vicente and the acquisition of the additional interest in the Project, Geoff Burns, President and CEO, said; “The long mine life, low cash costs and exploration potential combine to make the expansion an extremely attractive investment.  It is rewarding to be able to add significant organic growth to our production profile for such a modest capital investment.”

The economic analysis used in this press release has incorporated tax increases that have recently been proposed by the Bolivian government.  As of the date of this release the proposed tax increases are still subject to ratification by the Bolivian legislature. The economics also assume that Pan American will continue to mine at San Vicente while the new mill is being constructed, with ore being processed at the nearby Chilcobija mill facility pursuant to a toll milling agreement.

The Company will seek approval from Comibol (the Bolivian state mining company) to continue processing at Chilcobija for the entire duration of the construction period. In addition, pursuant to PASB’s commitment to consult with Comibol regarding operations and development at San Vicente, updated engineering designs for the Project have been submitted for review, and approval is expected shortly.

[1] Pan American has conducted a number of engineering studies into the expansion of the San Vicente mine over the course of the previous three years. These studies have been conducted primarily by international and Bolivian consultants under the supervision of Pan American employees. A Technical Report for the San Vicente Project will be made available on SEDAR (www.sedar.com) within 45 days of this press release in compliance with National Instrument 43-101 (“NI 43-101”). The information contained in this press release with respect to estimated construction schedule, forecast production rates and operating costs, and Project economics, including estimated capital costs and rates of return, has been prepared by or under the supervision of, Martin Wafforn, P.Eng., Vice President Mine Engineering for the Company, who is a Qualified Person (“QP”) as the term is defined in NI 43-101.

[2] As at December 31, 2006, proven reserves at San Vicente were approximately 2.0 million tonnes with a grade of 304 grams of silver per tonne and 3.9% zinc, and probable reserves were approximately 1.1 million tonnes with a grade of 430 grams of silver per tonne and 2.7% zinc. Proven and probable reserves were calculated in accordance with NI 43-101, as required by Canadian securities regulatory authorities and have been prepared by, or under the supervision of, Michael Steinmann, P.Geo., Senior Vice President Geology & Exploration for the Company, and Martin Wafforn, P.Eng., both QPs. For a more detailed description of Pan American’s reserves and resources, see the Company’s Form 40-F or Annual Information Form, both dated March 21, 2007.

For further information, please contact:

Alexis Stewart, Director Corporate & Investor Relations
(604) 684-1175
astewart@panamericansilver.com

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
THIS PRESS RELEASE CONTAINS “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF THE UNITED STATES “PRIVATE SECURITIES LITIGATION REFORM ACT” OF 1995 AND APPLICABLE CANADIAN SECURITIES LEGISLATION. STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION EXPRESS, AS AT THE DATE OF THIS PRESS RELEASE, THE COMPANY’S PLANS, ESTIMATES, FORECASTS, PROJECTIONS, EXPECTATIONS, OR BELIEFS AS TO FUTURE EVENTS OR RESULTS AND THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION, TO UPDATE SUCH STATEMENTS CONTAINING THE FORWARD-LOOKING INFORMATION. GENERALLY, FORWARD-LOOKING INFORMATION CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS “PLANS”, “PROJECTS” OR “PROJECTED”, “EXPECTS” OR “DOES NOT EXPECT”, “IS EXPECTED”, “ESTIMATES”, “FORECASTS”, “SCHEDULED”, “INTENDS”, “ANTICIPATES” OR “DOES NOT ANTICIPATE”, OR “BELIEVES”, OR VARIATIONS OF SUCH WORDS AND PHRASES, OR STATEMENTS THAT CERTAIN ACTIONS, EVENTS OR RESULTS “MAY”, “CAN”, “COULD”, “WOULD”, “SHOULD”, “MIGHT” OR “WILL BE TAKEN”, “OCCUR” OR “BE ACHIEVED”. STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION INCLUDE, BUT ARE NOT LIMITED TO, STATEMENTS WITH RESPECT TO INTENDED EXPANSION PLANS AT SAN VICENTE, INCLUDING ESTIMATED CONSTRUCTION, MINING AND PRODUCTION SCHEDULES, THE ANTICIPATED CAPITAL AND ECONOMIC RETURNS OF SAN VICENTE, THE ACCURACY OF MINERAL RESERVE AND RESOURCE ESTIMATES AND ESTIMATES OF ANTICIPATED SILVER AND GOLD PRODUCTION FROM SAN VICENTE.

STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE THE ACTUAL RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS OF PAN AMERICAN AND ITS OPERATIONS TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY SUCH STATEMENTS. SUCH FACTORS INCLUDE, AMONG OTHERS, POLITICAL RISKS RELATING TO OPERATING IN BOLIVIA, INCLUDING RISKS RELATED TO THE EXPROPRIATION OF ASSETS, CHANGES IN LOCAL GOVERNMENT LEGISLATION, LABOUR UNREST, ROAD BLOCKAGES, TAX INCREASES, THE FAILURE TO OBTAIN NECESSARY APPROVALS AND PERMITS FROM GOVERNMENTAL AUTHORITIES; RISKS RELATED TO THE ABILITY TO HIRE AND RETAIN EXPERIENCED SUPERVISORY STAFF, PARTICULARLY IN REMOTE LOCATIONS SUCH AS SAN VICENTE AND IN THE CURRENT COMPETITIVE ENVIRONMENT. FURTHER RISKS ARE RELATED TO THE TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY’S BUSINESS, EXPOSURE TO FLUCTUATIONS IN THE LOCAL CURRENCY IN BOLIVIA, THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, THE FUTURE PRICES OF SILVER, GOLD AND BASE METALS, INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR RISING COSTS, FLUCTUATIONS IN THE PRICE FOR NATURAL GAS, FUEL OIL AND OTHER KEY SUPPLIES, AS WELL AS THOSE FACTORS DESCRIBED IN THE SECTION “RISKS RELATED TO PAN AMERICAN’S BUSINESS” CONTAINED IN THE COMPANY’S MOST RECENT FORM 40F/ANNUAL INFORMATION FORM FILED WITH THE SEC AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES. ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS TO BE MATERIALLY DIFFERENT FROM THOSE ANTICIPATED, DESCRIBED, ESTIMATED, ASSESSED OR INTENDED. THERE CAN BE NO ASSURANCE THAT ANY STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION WILL PROVE TO BE ACCURATE AS ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. ACCORDINGLY, READERS SHOULD NOT PLACE UNDUE RELIANCE ON STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION.